FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street
Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

January 6, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. has appointed Mr. Ernest Cleave as the Company’s Chief Financial Officer and Mr. Michael Hitch to the Board of Directors.

Subject to regulatory approval, Mr. Cleave and Mr. Hitch, will each be granted 150,000 options for the purchase of common shares in Grandview Gold Inc., exercisable at $1.25 per common share.

Item 5.	Full Description of Material Change

See News Release dated January 6, 2006 – attached.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 6th day of January 2006.

Grandview Gold Inc.
"Raymond Pecoskie"
Raymond Pecoskie,
President & Chief Executive Officer

FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

GRANDVIEW GOLD APPOINTMENTS

January 6, 2006 - Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) is pleased to announce the appointment of Mr. Ernest Cleave as the Company’s Chief Financial Officer and Mr. Michael Hitch to the Board of Directors.

Mr. Cleave brings over 10 years of experience in financial strategy and analysis. During the past four years, Mr. Cleave has worked as Manager, Corporate Planning and Analysis for Goldcorp Inc., a TSX listed company. From 1997-2001 Mr. Cleave worked with Bata South Africa Limited in various financial roles, including Chief Financial Officer. Mr. Cleave started his career with PriceWaterhouse Coopers in South Africa in 1993 and holds a Bachelor of Commerce, University of the Free State, a Bachelor of Accounting Science, University of South Africa and a Masters of Business Administration, Deakin University.

Mr. Hitch is currently Chief Operating Officer and Managing Director of Golden China Management. Golden China Management provides management services to Golden China Resources Corporation, a Toronto-based, Chinese company listed on the TSX-V. During the past five years, Mr. Hitch has gained extensive experience in financing junior exploration enterprises through his work as a mining analyst for Clarus Securities Inc. and Octagon Capital Corporation, as well as Vice President Corporate Development of Ivanhoe Mines Ltd. Mr. Hitch holds a Bachelor and Masters degree in Geology from Lake Superior State University and the University of Ottawa, and a Ph.D. in Environmental and Resource Studies, University of Waterloo.

Subject to regulatory approval, Mr. Cleave and Mr. Hitch, will each be granted 150,000 options for the purchase of common shares in Grandview Gold Inc., exercisable at $1.25 per common share.

Mr. Raymond Pecoskie, President & CEO of Grandview Gold, stated, “We are delighted with the addition of Mr. Cleave to our Management Team and Mr. Hitch to our Board of Directors, as the Company seeks to realize the full potential of its gold exploration property on the Carlin Trend, Nevada and its properties in Canada located in the Red Lake an Bissett Gold Camps.”

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
360 Bay Street, Suite 500
Toronto, ON, Canada, M5H 2V6
Phone: 416 409 8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.